                                                                   EXHIBIT 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

_________________YEAR ENDED SEPTEMBER 30,________________	SIX MONTHS ENDED MARCH 31,

	1997	1998	1999	2000	2001	2002
Earnings: Income before income taxes (a) Fixed charges	$1,821.7 176.5	2,002.3 218.2	2,064.0 258.1	2,212.9 359.5	1,624.3 377.3	787.2 168.4
Earnings, as defined	$1,998.2	2,220.5	2,322.1	2,572.4	2,001.6	__955.6

Fixed Charges: Interest expense One-third of all rents	$ 124.2 52.3	161.4 56.8	199.0 59.1	292.4 67.1	304.3 73.0	131.9 36.5
Total fixed charges	$ 176.5	218.2	258.1	359.5	377.3	168.4

Ratio of Earnings to Fixed Charges	11.3x	10.2x	9.0x	7.2x	5.3x	5.7x

(a) Represents income before income taxes and minority interests in the income of consolidated subsidiaries with fixed charges.